                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (AMENDMENT NO. ___)(1)

                       VISUAL BIBLE INTERNATIONAL, INC.
                       --------------------------------
                               (Name of Issuer)

                        COMMON SHARES, $0.001 PAR VALUE
                        -------------------------------
                        (Title of Class of Securities)

                                  928419 30 8
                                --------------
                                (CUSIP Number)

                                 ED ROSENBLAT
                           3751 VICTORIA PARK AVENUE
                           TORONTO, ONTARIO M1W 3Z4
                                (416) 774-2193
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

               DECEMBER 24, 2002, AUGUST 28, 2003, APRIL 1, 2004
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 20 Pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928419 30 8                13D

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON

                          ELLY REISMAN

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[ ]
                                                                         (b)[X]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
                          PF, AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            [ ]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                          CANADA
-------------------------------------------------------------------------------
   NUMBER OF        7.     SOLE VOTING POWER
    SHARES                       633,000
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
  PERSON WITH
                   ------------------------------------------------------------
                    8.     SHARED VOTING POWER
                                 20,867,921
                   ------------------------------------------------------------
                    9.     SOLE DISPOSITIVE POWER
                                 633,000
                   ------------------------------------------------------------
                   10.     SHARED DISPOSITIVE POWER
                                 20,867,921
-------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 21,500,921
-------------------------------------------------------------------------------
 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

-------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          25.9%
-------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON
                          IN
-------------------------------------------------------------------------------

CUSIP No. 928419 30 8                   13D

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON

                          NORMAN REISMAN

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[ ]
                                                                         (b)[X]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
                          PF, AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            [ ]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                          CANADA
-------------------------------------------------------------------------------
   NUMBER OF         7.     SOLE VOTING POWER
    SHARES                        283,000
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
  PERSON WITH
                    ----------------------------------------------------------
                     8.     SHARED VOTING POWER
                                  20,867,921
                    ----------------------------------------------------------
                     9.     SOLE DISPOSITIVE POWER
                                  283,000
                    ----------------------------------------------------------
                    10.     SHARED DISPOSITIVE POWER
                                  20,867,921
-------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  21,150,921
-------------------------------------------------------------------------------
 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
-------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          25.6%
-------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON
                          IN
-------------------------------------------------------------------------------

CUSIP No. 928419 30 8                  13D
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON

                          ELLY REISMAN HOLDINGS LIMITED

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[ ]
                                                                         (b)[X]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
                          AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            [ ]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                          ONTARIO
-------------------------------------------------------------------------------
   NUMBER OF         7.    SOLE VOTING POWER
    SHARES                       None.
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
  PERSON WITH
                    -----------------------------------------------------------
                     8.    SHARED VOTING POWER
                                 20,806,929
                    -----------------------------------------------------------
                     9.    SOLE DISPOSITIVE POWER
                                 None.
                    -----------------------------------------------------------
                    10.    SHARED DISPOSITIVE POWER
                                 20,806,929
-------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 20,806,929
-------------------------------------------------------------------------------
 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
-------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          25.2%
-------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON
                          OO
-------------------------------------------------------------------------------

CUSIP No. 928419 30 8                  13D

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON

                          NORMAN REISMAN HOLDINGS LIMITED

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[ ]
                                                                         (b)[X]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
                          AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            [ ]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                          ONTARIO
-------------------------------------------------------------------------------
   NUMBER OF          7.      SOLE VOTING POWER
    SHARES                          None.
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
  PERSON WITH
                     ----------------------------------------------------------
                      8.      SHARED VOTING POWER
                                    20,806,929
                     ----------------------------------------------------------
                      9.      SOLE DISPOSITIVE POWER
                                    None.
                     ----------------------------------------------------------
                     10.      SHARED DISPOSITIVE POWER
                                    20,806,929
-------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    20,806,929
-------------------------------------------------------------------------------
 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
-------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          25.2%
-------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON
                          OO
-------------------------------------------------------------------------------

CUSIP No. 928419 30 8                   13D

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON

                          RED BROOK DEVELOPMENTS LIMITED

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[ ]
                                                                         (b)[X]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
                          WC
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            [ ]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                          ONTARIO
-------------------------------------------------------------------------------
   NUMBER OF        7.     SOLE VOTING POWER
    SHARES                       20,806,929
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
  PERSON WITH
                   ------------------------------------------------------------
                    8.     SHARED VOTING POWER
                                 None.
                   ------------------------------------------------------------
                    9.     SOLE DISPOSITIVE POWER
                                 20,806,929
                   ------------------------------------------------------------
                   10.     SHARED DISPOSITIVE POWER
                                 None.
-------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 20,806,929
-------------------------------------------------------------------------------
 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
-------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          25.2%
-------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON
                          OO
-------------------------------------------------------------------------------

CUSIP No. 928419 30 8                   13D

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON

                          RUTH REISMAN

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[ ]
                                                                         (b)[X]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
                          PF, AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            [ ]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                          CANADA
-------------------------------------------------------------------------------
   NUMBER OF         7.    SOLE VOTING POWER
    SHARES                       160,000
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
  PERSON WITH
                    -------------------------------------------
                     8.    SHARED VOTING POWER
                                 728,733
                    -------------------------------------------
                     9.    SOLE DISPOSITIVE POWER
                                 160,000
                    -------------------------------------------
                    10.    SHARED DISPOSITIVE POWER
                                 728,733
-------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 888,733
-------------------------------------------------------------------------------
 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
-------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          1.1%
-------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON
                          IN
-------------------------------------------------------------------------------

CUSIP No. 928419 30 8                   13D

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON

                          RUTH REISMAN LIMITED

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[ ]
                                                                         (b)[X]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
                          WC
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                             [ ]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                          ONTARIO
-------------------------------------------------------------------------------
   NUMBER OF          7.   SOLE VOTING POWER
    SHARES                       694,250
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
  PERSON WITH
                     ------------------------------------------
                      8.   SHARED VOTING POWER
                                 None.
                     ------------------------------------------
                      9.   SOLE DISPOSITIVE POWER
                                 694,250
                     ------------------------------------------
                     10.   SHARED DISPOSITIVE POWER
                                 None.
-------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 694,250
-------------------------------------------------------------------------------
 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
-------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          0.9%
-------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON
                          OO
-------------------------------------------------------------------------------

CUSIP No. 928419 30 8                   13D

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON

                          BEVERLY REISMAN

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[ ]
                                                                         (b)[X]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
                          PF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            [ ]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                          CANADA
-------------------------------------------------------------------------------
   NUMBER OF         7.    SOLE VOTING POWER
    SHARES                       138,750
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
  PERSON WITH
                    -----------------------------------------------------------
                     8.    SHARED VOTING POWER
                                 None.
                    -----------------------------------------------------------
                     9.    SOLE DISPOSITIVE POWER
                                 138,750
                    -----------------------------------------------------------
                    10.    SHARED DISPOSITIVE POWER
                                 None.
-------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 138,750
-------------------------------------------------------------------------------
 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
-------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          0.2%
-------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON
                          IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

      This statement on Schedule 13D relates to the common shares, par value $0.001 per share (the "Common Stock") of Visual Bible International, Inc., a Florida Corporation ("Visual Bible"). Visual Bible's principal executive office is 1235 Bay Street, Suite 300, Toronto, Ontario M5R 3K4 Canada.

ITEM 2. IDENTITY AND BACKGROUND.

      Red Brook Developments Limited ("Red Brook") was formed on March 1, 2002 by the filing of Articles of Amalgamation with the Ontario Ministry of Consumer and Business Services. Red Brook's principal business is making real estate and other investments. The address of Red Brook's principal business and the address of its principal office is 3751 Victoria Park Avenue, Toronto, Ontario M1W 3Z4.

      Each of Elly Reisman Holdings Limited and Norman Reisman Holdings Limited own a 50% equity interest in Red Brook. Elly Reisman Holdings Limited was formed on March 17, 1981 by the filing of Articles of Incorporation with the Ontario Ministry of Consumer and Commercial Relations and Norman Reisman Holdings Limited was formed on March 17, 1981 by the filing of Articles of Incorporation with the Ontario Ministry of Consumer and Commercial Relations. The principal business address and the address of the principal office of each of Elly Reisman Holdings Limited and Norman Reisman Holdings Limited is 3751 Victoria Park Avenue, Toronto, Ontario M1W 3Z4. The principal business of each of the foregoing is making real estate and other investments.

      Elly Reisman owns 100% of the equity interests of Elly Reisman Holdings Limited. Elly Reisman is (i) a director and the president of Red Brook and
(ii) a director and the president and secretary of Elly Reisman Holdings Limited. Elly Reisman's principal business address is 3751 Victoria Park Avenue, Toronto, Ontario M1W 3Z4 Canada. Elly Reisman is a citizen of Canada. Elly Reisman's principal occupation is engaging in investment activities.

      Norman Reisman owns 100% of Norman Reisman Holdings Limited. Norman Reisman is (i) a director and the vice president of Red Brook and (ii) a director and the president and secretary of Norman Reisman Holdings Limited. Norman Reisman's principal business address is 3751 Victoria Park Avenue, Toronto, Ontario M1W 3Z4. Norman Reisman is a citizen of Canada. Norman Reisman's principal occupation is engaging in investment activities.

      Ruth Reisman Limited was formed on December 23, 1993 by the filing of Articles of Incorporation with the Ontario Ministry of Consumer and Commercial Relations. The principal business Ruth Reisman Limited is making real estate and other investments. The address of Ruth Reisman Limited's principal business and the address of its principal office is 120 Eglinton Avenue East, Suite 500, Toronto, Ontario M4P 1E2 Canada.

      Ruth Reisman's principal business address is 120 Eglinton Avenue East, Suite 500, Toronto, Ontario M4P 1E2 Canada. Ruth Reisman is a citizen of Canada. Ruth Reisman's principal occupation is engaging in real estate and investment activities. Ruth Reisman is the president of and controls Ruth Reisman Limited.

      Beverly Reisman's principal business address is 323 Betty Ann Drive, Toronto, Ontario M2R 1B4. Beverly Reisman is a citizen of Canada. Beverly Reisman's principal occupation is engaging in investment activities.

      During the last five years, none of Red Brook, Elly Reisman Holdings Limited, Norman Reisman Holdings Limited, Ruth Reisman Limited, Elly Reisman, Norman Reisman, Ruth Reisman or Beverly Reisman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Red Brook

      Pursuant to a Subscription Agreement, dated as of December 24, 2002, between Red Brook and Visual Bible, as amended by the Fifth Addendum to the Debentures and First Amendment to Subscription Agreements (the "Fifth Addendum"), dated as of August 28, 2003, among Visual Bible and certain debenture holders thereof (each such agreement, an "A Unit Subscription Agreement") and the Amended and Restated Red Brook Conditions Precedent Agreement (the "ARCP Agreement"), dated as of August 13, 2003, among Red Brook, Visual Bible and other signatories thereto, Red Brook acquired 5,146,937 units (the "A Units") at a price of $1.00 per A Unit. Each A Unit consisted of a 15% $1.00 principal amount debenture (each an "A Unit Debenture"), 1.22 shares of Common Stock and .555 warrants to purchase shares of Common Stock (the "A Unit Warrants"). Each A Unit Warrant may be exercised for one share of Common Stock pursuant to the Warrant Agreement, dated as of December 24, 2002, among Visual Bible, Red Brook and other A Unit investors, as amended by the Second Forbearance Agreement (defined below) (the "A Unit Warrant Agreement") at any time on or prior to December 24, 2008 at an exercise price of $1.00 per share. The foregoing description with respect to the A Unit Subscription Agreement, the A Unit Debenture, the Fifth Addendum, the ARCP Agreement, and the A Unit Warrant Agreement, respectively, is qualified in its entirety by reference to the form of A Unit Subscription Agreement, the A Unit Debenture, the Fifth Addendum, the ARCP Agreement and the A Unit Warrant Agreement, respectively, each of which is an exhibit hereto and is incorporated herein by reference.

      Pursuant to a B Unit Subscription Agreement (the "B Unit Subscription Agreement"), dated as of August 28, 2003, between Red Brook and Visual Bible, Red Brook Acquired 2,000,000 units (the "B Units") at a price of $1.00 per B Unit. Each B Unit consisted of a 15% $1.00 principal amount debenture (each a "B Unit Debenture"), 1.5 shares of Common Stock and 0.75 warrants to purchase shares of Common Stock (the "B Unit Warrants"). Each B Unit Warrant may be exercised for one share of Common Stock pursuant to the Warrant Agreement, dated as of August 28, 2003, among Visual Bible, Red Brook and other B Unit investors, as amended by the Second Forbearance Agreement (the "B Unit Warrant Agreement") at any time on or prior to December 31, 2009 at an exercise price of $1.00 per share. The foregoing description with respect to the B Unit Subscription Agreement, the B Unit Debenture and the B Unit Warrant Agreement, respectively, is qualified in its entirety by reference to the form of B Unit Subscription Agreement, the B Unit Debenture and the B Unit Warrant Agreement, respectively, each of which is an exhibit hereto and is incorporated herein by reference.

      Red Brook used funds from its general working capital to acquire the foregoing A Units and B Units. It is currently anticipated that if Red Brook decides to exercise any of the A Unit Warrants or B Unit Warrants, the applicable exercise prices would be paid from Red Brook's general working capital.

      On August 28, 2003, Red Brook purchased 25,000 A Units from Patrick McDougall for $1.00 per A Unit pursuant to a Securities Purchase Agreement, dated as of August 28, 2003, between Patrick McDougall and Red Brook Developments Limited and Zivojin Maznic (the "McDougall Purchase Agreement"). Red Brook used funds from its general working capital to acquire the foregoing A Units and it is currently anticipated that if Red Brook decides to exercise any of the A Unit Warrants constituting part of such A Units, the applicable exercise prices would be paid from Red Brook's general working capital. The foregoing description with respect to the McDougall Purchase Agreement is qualified in its entirety by reference to the McDougall Purchase Agreement, which is an exhibit hereto and is incorporated herein by reference.

      Pursuant to the Second Forbearance Agreement (the "Second Forbearance Agreement"), dated as of April 1, 2004, among Red Brook (on its own behalf and on behalf of certain other debentureholders), Visual Bible and Visual Bible International (Canada) Inc., Red Brook was issued 7,151,937 shares of Common Stock in consideration for certain concessions made by Red Brook with respect to the indebtedness outstanding under the A Unit Debentures and the B Unit Debentures owned by Red Brook. The foregoing description with respect to the Second Forbearance Agreement is qualified in its entirety by reference to the Second Forbearance Agreement, which is an exhibit hereto and is incorporated herein by reference.

      Ruth Reisman Limited

      Pursuant to an A Unit Subscription Agreement, Ruth Reisman Limited purchased 250,000 A Units at a price of $1.00 per A Unit. Ruth Reisman Limited used funds from its general working capital to acquire the foregoing A Units.

      Pursuant to the Second Forbearance Agreement, Ruth Reisman Limited was issued 250,000 shares of Common Stock in consideration for certain concessions made by Ruth Reisman Limited with respect to the indebtedness outstanding under the A Unit Debentures owned by Ruth Reisman Limited.

      Elly Reisman

      On June 13, 2002, Elly Reisman acquired 283,000 shares of Common Stock directly from Visual Bible and an additional 60,992 shares were issued by Visual Bible to Harry Rosenbaum, which shares are to be transferred to Mr. Reisman. The foregoing shares (including the 60,992 shares that are to be transferred to Mr. Reisman) were acquired for $0.41 per share. The Common Stock was acquired with cash on hand.

      Pursuant to the terms of the Agreement to Provide Guaranty (the "Guaranty Agreement"), dated March 13, 2003, between Visual Bible and Elly Reisman, in consideration for a limited guaranty provided by Mr. Reisman, Visual Bible is obligated to deliver to Mr. Reisman 350,000 shares of Common Stock (the "Guarantee Shares"). Visual Bible has not yet delivered the Guarantee Shares. The foregoing description with respect to the Guaranty Agreement is qualified in its entirety by reference to the Guaranty Agreement, which is an exhibit hereto and is incorporated herein by reference.

      Norman Reisman

      On June 13, 2002, Norman Reisman acquired 283,000 shares of Common Stock directly from Visual Bible and an additional 60,992 shares were issued by Visual Bible to Harry Rosenbaum, which shares are to be transferred to Mr. Reisman. The foregoing shares (including the 60,992 shares that are to be transferred to Mr. Reisman) were acquired for $0.41 per share with cash on hand.

      Ruth Reisman

      On June 13, 2002, Ruth Reisman acquired 160,000 shares of Common Stock directly from Visual Bible and an additional 34,483 shares were issued by Visual Bible to Harry Rosenbaum, which shares are to be transferred to Ms. Reisman. The foregoing shares (including the 34,483 shares that are to be transferred to Ms. Reisman) were acquired for $0.41 per share with cash on hand.

      Beverly Reisman

      Pursuant to an A Unit Subscription Agreement, Beverly Reisman purchased 30,000 A Units at a price of $1.00 per A Unit with cash on hand.

      On October 7, 2003 Beverly Reisman purchased 20,000 A Units from Red Brook at a price of $1.00 per A Unit pursuant to a letter agreement, dated October 7, 2003, between Red Brook and Beverly Reisman (the "Reisman Letter"). Beverly Reisman used cash on hand for the purchase. The foregoing description with respect to the Reisman Letter is qualified in its entirety by reference to the Reisman Letter, which is an exhibit hereto and is incorporated herein by reference.

      Pursuant to the Second Forbearance Agreement, Beverly Reisman was issued 50,000 shares of Common Stock in consideration for certain concessions made by Beverly Reisman with respect to the indebtedness outstanding under the A Unit Debentures owned by Beverly Reisman.

ITEM 4. PURPOSE OF TRANSACTION.

      Each of the filing persons acquired their respective equity interests in Visual Bible for investment purposes. The filing persons expect to evaluate Visual Bible's financial condition, business operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors on an ongoing basis. Accordingly, the filing persons may, subject to the restrictions contained in the securities laws, dispose of or acquire shares of the Common Stock or other securities in public or private transactions or cause the liquidation or reorganization of Visual Bible, and in connection therewith, the Common Stock may become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. Any such transactions may be effected at any time and from time to time.

      Since on or about March 2004, Red Brook, on its own behalf, and on behalf of certain A Unit Investors and B Unit Investors (as defined below), has been engaged in discussions with Visual Bible regarding its financial condition. During this time, Red Brook (and other A Unit Investors and B Unit

Investors) have deferred certain amounts that are owing to them under the A Unit Investor Debentures and B Unit Investor Debentures (as defined below) to provide Visual Bible with additional funds to improve its financial condition and meet its then immediate liquidity needs, including entering into forbearance arrangements with Visual Bible. Red Brook has been and continues to be in a position to enforce the remedies available to it (and the other A Unit Investors and B Unit Investors) under the security granted to it (and the other A Unit Investors and B Unit Investors) by Visual Bible and at law, and is considering taking steps to do so, including, without limitation, the commencement of a receivership proceeding in Canada and a foreclosure sale in the United States under the Uniform Commercial Code.

      Except as disclosed in this Item 4, none of filing persons currently has any plans or proposals that relate to or would result in the items set forth in items (a) through (j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Elly Reisman and Norman Reisman may be deemed to beneficially own the Common Stock held by Red Brook, because Elly Reisman (as a director and president of Red Brook and a director, president and 100% owner of Elly Reisman Holdings Limited) and Norman Reisman (as a director and vice president of Red Brook and a director, president and 100% owner of Norman Reisman Holdings Limited) share voting power and dispositive power over such shares. They also may be deemed to beneficially own the Common Stock underlying the A Unit Warrants and B Unit Warrants held by Red Brook, because they have dispositive power over such warrants, and, upon issuance of the underlying Common Stock, they would share voting and dispositive power over such shares.

      Each of Elly Reisman Holdings Limited and Norman Reisman Holdings Limited own a 50% equity interest in Red Brook and as a result may be deemed to beneficially own the Common Stock held by Red Brook. Elly Reisman Holdings Limited and Norman Reisman Holdings Limited also may be deemed to beneficially own the Common Stock underlying the A Unit Warrants and B Unit Warrants held by Red Brook because they have dispositive power over such warrants, and, upon issuance of the underlying Common Stock, they would share voting and dispositive power over such shares.

      Ruth Reisman may be deemed to beneficially own the Common Stock held by Ruth Reisman Limited because Ruth Reisman is the president of, and controls, Ruth Reisman Limited and therefore has voting and dispositive power over such shares. Ruth Reisman also may be deemed to beneficially own the Common Stock underlying the A Unit Warrants held by Ruth Reisman Limited, because she has dispositive power over such warrants, and, upon issuance of the underlying Common Stock, she would have voting and dispositive power over such shares

      In addition, please see the description regarding Covenant's beneficial interests in Visual Bible disclosed under Item 6 below.

      Although the filing persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1933, except as set forth below, each filing person expressly disclaims beneficial ownership of the Common Stock beneficially owned by the other filing persons, and, except as set forth below, the securities reported herein as being beneficially owned by each filing person does not include any securities beneficially owned by any other filing person.

      Elly Reisman

      As a result of the relationships described above, Mr. Reisman may be deemed to beneficially own the following shares of Common Stock representing 25.9% of the outstanding Common Stock (21,500,921 shares in the aggregate):

      1.   283,000 shares of Common Stock held directly by Mr. Reisman;

      2. 60,992 shares of Common Stock held by Harry Rosenbaum for Mr. Reisman's benefit;

      3. 350,000 shares of Common Stock not yet issued (see the description of the Guarantee Shares);

      4.   16,447,604 shares of Common Stock held by Red Brook;

      5. 2,859,325 shares of Common Stock underlying the A Unit Warrants held by Red Brook; and

      6. 1,500,000 shares of Common Stock underlying the B Unit Warrants held by Red Brook.

      Mr. Reisman has sole voting and dispositive power over the shares of Common Stock held directly by him, and upon issuance, will have sole voting and dispositive power over the Guarantee Shares. Mr. Reisman shares voting and dispositive power over the 60,992 shares of Common Stock held by Harry Rosenbaum for Mr. Reisman's benefit and when the shares are reissued in Mr. Reisman's name, Mr. Reisman will have sole voting and dispositive power over such shares.

      Norman Reisman

      As a result of the relationships described above, Mr. Reisman may be deemed to beneficially own the following shares of Common Stock representing 25.6% of the outstanding Common Stock (21,150,921 shares in the aggregate):

      7.    283,000 shares of Common Stock held directly by Mr. Reisman;

      8. 60,992 shares of Common Stock held by Harry Rosenbaum for Mr. Reisman's benefit;

      9.    16,447,604 shares of Common Stock held by Red Brook;

      10. 2,859,325 shares of Common Stock underlying the A Unit Warrants held by Red Brook; and

      11. 1,500,000 shares of Common Stock underlying the B Unit Warrants held by Red Brook.

      Mr. Reisman has sole voting and dispositive power over the shares of Common Stock held directly by him. Mr. Reisman shares voting and dispositive power over the 60,992 shares of Common Stock held by Harry Rosenbaum for Mr. Reisman's benefit and when the shares are reissued in Mr. Reisman's name, Mr. Reisman will have sole voting and dispositive power over such shares.

      Elly Reisman Holdings Limited

      As a result of the relationships described above, Elly Reisman Holdings Limited may be deemed to beneficially own the following shares of Common Stock representing 25.2% of the outstanding Common Stock (20,806,929 shares in the aggregate):

       1.   16,447,604 shares of Common Stock held by Red Brook;

       2. 2,859,325 shares of Common Stock underlying the A Unit Warrants held by Red Brook; and

       3. 1,500,000 shares of Common Stock underlying the B Unit Warrants held by Red Brook.

      Norman Reisman Holdings Limited

      As a result of the relationships described above, Norman Reisman Holdings Limited may be deemed to beneficially own the following shares of Common Stock representing 25.2% of the outstanding Common Stock (20,806,929 shares in the aggregate):

       1.   16,447,604 shares of Common Stock held by Red Brook;

       2. 2,859,325 shares of Common Stock underlying the A Unit Warrants held by Red Brook; and

       3. 1,500,000 shares of Common Stock underlying the B Unit Warrants held by Red Brook.

      Red Brook

      Red Brook currently owns 16,447,604 shares of Common Stock and owns warrants to purchase 4,359,325 shares of Common Stock, together representing a beneficial ownership of 25.2% of the Common Stock. Red Brook has the sole power to vote and to dispose of the foregoing shares of Common Stock currently owed by Red Brook. It is currently anticipated that Red Brook will have the sole power to vote and dispose of any Common Stock received if Red Brook exercises any of the A Unit Warrants or B Unit Warrants.

      Ruth Reisman

      As a result of the relationships described above, Ruth Reisman may be deemed to beneficially own the following shares of Common Stock representing 1.1% of the outstanding Common Stock (888,733 shares in the aggregate):

      1.    160,000 shares of Common Stock held directly by Ms. Reisman;

      2. 34,483 shares of Common Stock held by Harry Rosenbaum for Ms. Reisman's benefit;

      3.    555,500 shares of Common Stock held by Ruth Reisman Limited; and

      4. 138,750 shares of Common Stock underlying the A Unit Warrants held by Ruth Reisman Limited.

      Ms. Reisman has sole voting and dispositive power over the shares of Common Stock held directly by her. Ms. Reisman shares voting and dispositive power over the 34,483 shares of Common Stock held by Harry Rosenbaum for Ms. Reisman's benefit and when the shares are reissued in Ms. Reisman's name, Ms. Reisman will have sole voting and dispositive power over such shares.

      Ruth Reisman Limited

      Ruth Reisman Limited currently owns 555,500 shares of Common Stock and owns A Unit Warrants to purchase 138,750 shares of Common Stock, together representing a beneficial ownership of 0.9% of the Common Stock. Ruth Reisman Limited has the sole power to vote and to dispose of the foregoing shares of Common Stock currently owed by Ruth Reisman Limited. It is currently anticipated that Ruth Reisman Limited will have the sole power to vote and dispose of any Common Stock received if Red Brook exercises any of the A Unit Warrants.

      Beverly Reisman

      Ms. Reisman directly holds 111,000 shares of Common Stock and A Unit Warrants currently exercisable for 27,750 shares of Common Stock, together representing a beneficial ownership of 0.2% of the Common Stock. Ms. Reisman has the sole power to vote and to dispose of the foregoing shares of Common Stock currently owed by Ms. Reisman. It is currently anticipated that Ms. Reisman will have the sole power to vote and dispose of any Common Stock received if Ms. Reisman exercises any of the A Unit Warrants.

      The forgoing beneficial ownership percentages are based upon the 78,363,625 shares of Common Stock reported by Visual Bible to be outstanding as of March 30, 2005 based upon the records of Visual Bible's transfer agent.


      There have been no transactions with respect to the Common Stock effected by any filing person during the past 60 days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Each of the persons set forth on Exhibit 99.1 hereto participated in the offering of the A Units (each an "A Unit Investor") and are each party to (i) a Subscription Agreement, dated as of December 24, 2002, with Visual Bible, each as amended by the Fifth Addendum (together, the "A Unit Investor Subscription Agreements"); (ii) an A Unit Debenture, dated as of December 24, 2002, with Visual Bible, as amended by the Addendum to the Debentures dated as of February 17, 2003, the Second Addendum to the Debentures dated as of March 4, 2003, the Third Addendum to the Debentures dated as of March 6, 2003, the Fourth Addendum to the Debentures dated as of March 20, 2003 and the Fifth Addendum (together, the "A Unit Investor Debentures"); (iii) the General Security Agreement, dated as of December 24, 2002, among Visual Bible and the A Unit Investors (the "A Unit General Security Agreement"); (iv) the Security Agreement, dated as of December 24, 2002, among Visual Bible and the A Unit Investors

(the "A Unit Security Agreement"); (v) the A Unit Warrant Agreement; (vi) the Registration Rights Agreement, dated as of December 24, 2002, among Visual Bible and the A Unit Investors (the "A Unit Registration Rights Agreement"); and (vii) the Investor Rights Agreement, dated as of December 24, 2002, among Visual Bible and the A Unit Investors (the "A Unit Investor Rights Agreement").

      Each of (i) a form of an A Unit Investor Subscription Agreement, (ii) a form of an A Unit Investor Debenture (and each addendum thereto), (iii) the A Unit General Security Agreement, (iv) the A Unit Security Agreement, (v) the A Unit Warrant Agreement, (vi) the A Unit Registration Rights Agreement and (vii) the A Unit Investor Rights Agreement is an exhibit hereto and is incorporated herein by reference.

      Each of the persons set forth on Exhibit 99.2 hereto participated in the offering of the B Units (each a "B Unit Investor") and are each party to (i) a Subscription Agreement, dated as of August 28, 2003, with Visual Bible (together, the "B Unit Investor Subscription Agreements"); (ii) a B Unit Debenture, dated as of August 28, 2003, with Visual Bible (together, the "B Unit Investor Debentures"); (iii) the General Security Agreement, dated as of August 28, 2003, among Visual Bible and the B Unit Investors (the "B Unit General Security Agreement"); (iv) the Security Agreement, dated as of August 28, 2003, among Visual Bible and the B Unit Investors (the "B Unit Security Agreement"); (v) the B Unit Warrant Agreement and (vi) the Registration Rights Agreement, dated as of August 28, 2003, among Visual Bible and the B Unit Investors (the "B Unit Registration Rights Agreement").

      Each of (i) a form of an B Unit Investor Subscription Agreement, (ii) a form of a B Unit Investor Debenture, (iii) the B Unit General Security Agreement, (iv) the B Unit Security Agreement, (v) the B Unit Warrant Agreement and (vi) the B Unit Registration Rights Agreement is an exhibit hereto and is incorporated herein by reference.

      Notwithstanding the foregoing agreements disclosed in this Item 6 and the other matters set forth herein, each filing person disclaims membership in any "group" for purposes of Section 13 of the Securities Exchange Act of 1934 and, other than as set forth under Item 5, disclaims beneficial ownership of any shares of Common Stock beneficially owned by any of the other persons set forth on Exhibit 99.1 or 99.2 hereto.

      Covenant Film Productions Limited Partnership ("Covenant") beneficially owns 16,904,364 shares of Common Stock of which 8,635,000 shares are owned directly by Covenant (2,827,500 of which are held for the benefit of Hoarding Investments Limited ("Hoarding")) and 7,125,008 shares of which are owned by Pan Zone Company, Ltd. (over which Covenant exercises voting control). Hoarding is the sole limited partner of Covenant. Charcoal Knights Developments, Inc. ("Charcoal Knights") is the sole shareholder of Hoarding and is controlled by Elly Reisman and Norman Reisman. Pursuant to the Call Agreement, dated as of June 13, 2002, between Covenant and Canco Holdings Corp. ("Canco"), as amended by the First Amendment to Call Agreement, dated as of December 23, 2002 (the "Canco Call Agreement"), Covenant has a call right to acquire all or a part of 46,727 shares of Visual Bibles Series B Preferred Stock beneficially owned by Canco from time to time until December 31, 2005 at a price of $3.50 per share. Pursuant to the Call Agreement, dated as of June 13, 2002, between Covenant and Pan Zone Co., Ltd. ("Pan Zone"), as amended by the First Amendment to Call Agreement, dated as of December 23, 2002 (the "Pan Zone Call Agreement"),

Covenant has a call right to acquire all or a part of 296,091 shares of Visual Bibles Series B Preferred Stock beneficially owned by Pan Zone from time to time until December 31, 2005 at a price of $3.50 per share. Each share of Visual Bible Series B Preferred Stock may be converted at the option of the holder into one share of Common Stock. The foregoing description with respect to the Canco Call Agreement and the Pan Zone Call Agreement, respectively, is qualified in its entirety by reference to the Canco Call Agreement and the Pan Zone Call Agreement, respectively, each of which is an exhibit hereto and is incorporated herein by reference. Elly Reisman and Norman Reisman each expressly disclaim beneficial ownership of the equity interests in Visual Bible described in this paragraph.

      ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT      DOCUMENT
-------      --------
  4.1       Form of Subscription Agreement, dated as of December 24, 2002

  4.2*      Fifth Addendum to the Debentures and First Amendment to Subscription
            Agreements, dated as of August 28, 2003

  4.3* Amended and Restated Red Brook Conditions Precedent Agreement, dated as of August 13, 2003

  4.4**     Form of Debenture, dated as of December 24, 2002

  4.5**     Addendum to the Debentures, dated as of February 17, 2003

  4.6**     Second Addendum to the Debentures, dated as of March 4, 2003

  4.7**     Third Addendum to the Debentures, dated as of March 6, 2003

  4.8**     Fourth Addendum to the Debentures, dated as of March 20, 2003

  4.9**     Warrant Agreement, dated as of December 24, 2002

  4.10      Form of Subscription Agreement, dated as of August 28, 2003

  4.11*     Form of Debenture, dated as of August 28, 2003

  4.12*     Warrant Agreement, dated as of August 28, 2003

  4.13***   Second Forbearance Agreement, dated as of April 1, 2004

  4.14**    Agreement to Provided Guaranty, dated March 13, 2003

  4.15 Canco Call Agreement, dated as of June 13, 2002, as amended as of December 23, 2002

  4.16      Pan Zone Call Agreement, dated as of June 13, 2002, as amended as of
            December 23, 2002

  4.17      General Security Agreement, dated as of December 24, 2002

  4.18      Security Agreement, dated as of December 24, 2002

  4.19**    Registration Rights Agreement, dated as of December 24, 2002

  4.20**    Investors Rights Agreement, dated as of December 24, 2002

  4.21      General Security Agreement, dated as of August 28, 2003

  4.22      Security Agreement, dated as of August 28, 2003

  4.23*     Registration Rights Agreement, dated August 28, 2003

  4.24      Letter Agreement, dated as of October 7, 2003

  4.25      Securities Purchase Agreement, dated as of August 28, 2003

  99.1      List of A Unit Investors

  99.2      List of B Unit Investors

  99.3      Joint Filing Agreement

*Incorporated by reference to Visual Bible's Form 10-QSB for the quarter ended September 30, 2003, filed with the Securities and Exchange Commission on November 19, 2003.

**Incorporated by reference to Visual Bible's Form 10-KSB for the fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on May 16, 2003.

***Incorporated by reference to Visual Bible's Form 10-KSB for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on May 25, 2004.

                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2005


                              /s/ Elly Reisman
                              ----------------------------------
                              ELLY REISMAN

                              /s/ Norman Reisman
                              ----------------------------------
                              NORMAN REISMAN

                              /s/ Ruth Reisman
                              ----------------------------------
                              RUTH REISMAN

                              /s/ Beverly Reisman
                              ----------------------------------
                              BEVERLY REISMAN


                              ELLY REISMAN HOLDINGS LIMITED

                                  By: /s/ Elly Reisman
                                      --------------------------
                                      Name:   Elly Reisman
                                      Title:  President

                              NORMAN REISMAN HOLDINGS LIMITED

                                  By: /s/ Norman Reisman
                                      --------------------------
                                      Name:   Norman Reisman
                                      Title:  President

                              RUTH REISMAN LIMITED

                                  By: /s/ Ruth Reisman
                                      --------------------
                                      Name:   Ruth Reisman
                                      Title:  President

                              RED BROOK DEVELOPMENTS LIMITED

                                  By: /s/ Elly Reisman
                                      --------------------
                                      Name:   Elly Reisman
                                      Title:  President

                                 EXHIBIT INDEX

EXHIBIT                          DOCUMENT
-------                          --------
  4.1       Form of Subscription Agreement, dated as of December 24, 2002

  4.2*      Fifth Addendum to the Debentures and First Amendment to Subscription
            Agreements, dated as of August 28, 2003

  4.3* Amended and Restated Red Brook Conditions Precedent Agreement, dated as of August 13, 2003

  4.4**     Form of Debenture, dated as of December 24, 2002

  4.5**     Addendum to the Debentures, dated as of February 17, 2003

  4.6**     Second Addendum to the Debentures, dated as of March 4, 2003

  4.7**     Third Addendum to the Debentures, dated as of March 6, 2003

  4.8**     Fourth Addendum to the Debentures, dated as of March 20, 2003

  4.9**     Warrant Agreement, dated as of December 24, 2002

  4.10      Form of Subscription Agreement, dated as of August 28, 2003

  4.11*     Form of Debenture, dated as of August 28, 2003

  4.12*     Warrant Agreement, dated as of August 28, 2003

  4.13***   Second Forbearance Agreement, dated as of April 1, 2004

  4.14**    Agreement to Provided Guaranty, dated March 13, 2003

  4.15 Canco Call Agreement, dated as of June 13, 2002, as amended as of December 23, 2002

  4.16      Pan Zone Call Agreement, dated as of June 13, 2002, as amended as of
            December 23, 2002

  4.17      General Security Agreement, dated as of December 24, 2002

  4.18      Security Agreement, dated as of December 24, 2002

  4.19**    Registration Rights Agreement, dated as of December 24, 2002

  4.20**    Investors Rights Agreement, dated as of December 24, 2002

  4.21      General Security Agreement, dated as of August 28, 2003

  4.22      Security Agreement, dated as of August 28, 2003

  4.23*     Registration Rights Agreement, dated August 28, 2003

  4.24      Letter Agreement, dated as of October 7, 2003

  4.25      Securities Purchase Agreement, dated as of August 28, 2003

  99.1      List of A Unit Investors

  99.2      List of B Unit Investors

  99.3      Joint Filing Agreement

*Incorporated by reference to Visual Bible's Form 10-QSB for the quarter ended September 30, 2003, filed with the Securities and Exchange Commission on November 19, 2003.

**Incorporated by reference to Visual Bible's Form 10-KSB for the fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on May 16, 2003.

***Incorporated by reference to Visual Bible's Form 10-KSB for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on May 25, 2004.